26 January 2024

Kathleen Collins, Megan Akst

Division of Corporate Finance

Securities and Exchange Commission

Washington D.C. 20549

United States

Dear Ms Collins and Ms Akst

Vodafone Group Public Limited Company

Form 20-F for the fiscal year ended March 31, 2023

File No. 001-10086

Thank you for your comment letter of January 22, 2024 regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone”). To facilitate your consideration of Vodafone’s response, we have reproduced your comment in bold below, followed by our response.

1.	We note various references throughout the filing to organic revenue growth, a non-IFRS measure. Wherever you present a non-IFRS measure, please revise to also present the IFRS measure with equal or greater prominence. For example, your segment performance discussion beginning on page 18 focuses on service revenue, fixed service revenue, mobile service revenue and adjusted EBITDAaL on an organic basis only. The focus should first be on the IFRS results with a quantified discussion of any material factors impacting such results. Please revise. Refer to Question 102.10(a) of the non-GAAP C&DIs.

Response

We note your finding on our use of organic revenue growth measures within our Annual Report on Form 20-F for the year ended March 31, 2023. These non-IFRS measures were principally used in the financial performance commentary for our segments on pages 18 to 21. We also note the use of organic revenue growth metrics in the Key Performance Indicator summary on page 4 and the Chairman’s message on page 6.

We will revise our commentary in the Annual Report on Form 20-F for the year ending March 31, 2024 and future filings to ensure that the equal or greater prominence principles in relation to non-IFRS metrics are applied in all sections of our reporting:

•	Our detailed commentary on the financial performance of the Group and of our segments within “Our Financial Performance” section of our Annual Report will lead with the reported growth rates calculated on IFRS amounts for revenue and service revenue as well as of relevant components thereof, such as fixed service revenue and, mobile service revenue. Where different, the commentary on organic growth rates would continue immediately after this disclosure.

We will also lead with a discussion of the reported growth rate of Adjusted EBITDAaL, our segment measure of profitability. Where different, commentary on organic growth rates of Adjusted EBITDAaL would continue immediately after this disclosure.

•	Where organic metrics are provided as part of other sections of our Annual Report such as the Chairman’s message, we will always lead the disclosure of this performance metric with the equivalent calculated on a reported basis.

•	We will also remove the asterisk, currently used to identify organic metrics, replacing it with explicit disclosure that the metric was calculated on an organic basis, to avoid any undue prominence to those metrics.

We hope that your comment is sufficiently addressed by the above.

Should you have any further questions or require further clarification, please do not hesitate to contact either myself or Paul Stephenson (Tel: +44 7770 535555).

Yours sincerely

Vodafone Group Public Limited Company

By:	/s/ Luka Mucic
Group Chief Financial Officer
Tel +44 7775 010000

‘cc’ Paul Stephenson, Group Financial Controlling and Operations Director